Exhibit 99.2

Press release informing of the availability of the memorandum in response and the “Other information” document relating to the legal,

financial and accounting characteristics of Cnova N.V.

FRENCH OFFER PRICE:

An amount in euros equivalent to U.S. $ 5.50 per ordinary share of Cnova N.V. Tendering shareholders will receive an amount in euros per tendered ordinary share equivalent to U.S. $5.50 per ordinary share, calculated by using the WM/Reuters index spot exchange rate for euros per U.S. $ at 5:00 p.m. (Paris time) on the business day following the closing of the French offer, rounded down to the nearest thousandth euro (this offer being referred hereafter as the "Offer"), provided that the global amount paid under each tender order will be rounded down to the nearest lesser euro cent (see section 3.4 of the offeror’s Offer document).

This press release has been prepared by Cnova N.V. and is published pursuant to the provisions of articles 231-27 paragraph 3 and 231-28 of the General Regulations of the French market Authority (the Autorité des marchés, the “AMF”).

IMPORTANT NOTICE

The attention of shareholders’ of Cnova N.V. (“Cnova”) is drawn to the fact that those who decide to tender their ordinary shares in the Offer will remain exposed to the EUR / U.S. $ exchange rate fluctuation until the setting of this rate the trading day following the closing of the Offer around 5:00 pm (Paris time) (see section 3.4 of the offeror’s AMF offer document), and consequently, the amount in euros they will receive for each ordinary share tendered to the Offer, on the settlement of the Offer, will not be known before that date and in particular, will not be known on the date on which they decide to tender their shares to the Offer.

Casino, Guichard-Perrachon (“Casino”) is also making a concurrent, separate offer to purchase any and all ordinary share held by persons resident in the United States (“U.S. Holders”) at a price of U.S. $5.50 per ordinary share to all holders of shares resident in the United States of America (the “U.S. Offer” and together with the Offer, the “Offers”). U.S. Holders may only tender their ordinary shares to the U.S. Offer. Casino expects to file the offer to purchase in connection with the U.S. Offer on December 27, 2016, upon commencement of the U.S. Offer.

If, following the completion of the Offers, Casino and its group companies own 95% or more of Cnova’s issued and outstanding ordinary share capital (geplaatst en uitstaand gewoon kapitaal), then Casino, acting on its own or with its group companies, would have the right, but not the obligation, to initiate a buy-out procedure (uitkoopprocedure) in accordance with Article 2:92a or 2:201a of the Dutch Civil Code and/or a takeover buyout procedure in accordance with Article 2:359c of the Dutch Civil Code.

Paris, 23 December 2016

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Pursuant to articles L.621-8 of the French Monetary and Financial Code and 231-26 of its General Regulations, the AMF has delivered the visa number 16-601 on the memorandum in response prepared by Cnova, pursuant to its conformity decision dated December 22, 2016, regarding the Casino tender offer targeting Cnova’s shares.

Prior to the opening of the offer, the AMF and Euronext will respectively issue a notice of opening and a notice announcing the terms and timing of the offer.

The memorandum in response is available on the websites of the AMF (www.amf-france.org) and Cnova (www.cnova.com). Copies of the memorandum in response can also be obtained free of charge from:

Cnova N.V.

Schiphol Boulevard 273

Tower D, 7th Floor

1118 BH Schiphol

The Netherlands

The document presenting the other information relating to Cnova’s legal, financial and accounting characteristics, filed with the AMF on December 22, 2016, and available to the public on December 23, 2016, in accordance with the provisions of article 231-28 of the General Regulations of the AMF, is available under the same conditions.

Shareholders' attention is also drawn to the publication of Cnova's position statement as referred to in Article 18 of the Dutch Takeover Decree (Besluit Openbare Biedingen), which addresses, amongst others, the background of the Offers, their merits and the considerations of the Cnova Transaction Committee for supporting the Offers recommending the Offers to its shareholders for acceptance. The position statement is available on Cnova’s website (www.cnova.com).

ANALYST AND INVESTOR CONTACTS

Régine GAGGIOLI – Tel: +33 (0)1 53 65 64 17

rgaggioli@groupe-casino.fr

or

+33 (0)1 53 65 24 17

IR_Casino@groupe-casino.fr

PRESS CONTACTS

GROUPE CASINO

Tél : +33 (0)1 53 65 24 78

directiondelacommunication@groupe-casino.fr

AGENCE IMAGE SEPT

Simon ZAKS – Tél : +33 (0)6 60 87 50 29 – szaks@image7.fr

Karine ALLOUIS – Tél : + 33 (0)6 11 59 23 26 – kallouis@image7.fr

Paris, 23 December 2016

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Disclaimer

This press release was prepared solely for information purposes and should not be construed as a solicitation or an offer to buy or sell securities or related financial instruments. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. No representation or warranty, either express or implicit, is provided in relation to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice.

This document contains certain forward-looking statements. This information is not historical data and should not be interpreted as guarantees of the future occurrence of such facts and data. These statements are based on data, assumptions and estimates that the Group believes are reasonable. The Group operates in a competitive and rapidly changing environment. It is therefore not in a position to predict all of the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. The forward-looking statements contained in this press release are made only as of the date hereof. Except as required by any applicable law, rules or regulations, the Group expressly disclaims any obligation or undertaking to publicly release any updates of any forward looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any forward-looking statement contained in this press release is based.

 Paris, 23 December 2016

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